

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via E-mail
Craig Hagopian
President
NuZee, Inc.
7940 Silverton Avenue, # 109
San Diego, CA 92126

> **Re: NuZee, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed August 13, 2013**
> **File No. 333-176684**

Dear Mr. Hagopian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Your Exchange Act reporting status is unclear to us. The facing page of your annual report on Form 10-K for the period ended July 31, 2012 indicates that you have a class of securities, your common stock, registered under Section 12(g) of the Exchange Act and you have checked the box indicating that you are required to file reports pursuant to Section 13 or Section 15(d) of the Act. However, a review of your reporting history does not reflect the registration of a class of your securities pursuant to Section 12(g) of the Exchange Act, such as via a registration statement on Form 10 or Form 8-A. You also do not appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form S-1 (file no. 333-176684) you originally filed on September 6, 2011. Accordingly, please tell us why you believe that you have a class of securities registered pursuant to Section 12(g) and why you believe you are required to file reports pursuant to the Exchange Act. Alternatively, either file a registration statement on Form 10 or Form 8-A, as applicable, to register a

class of securities or file a Form 15 to deregister and terminate your reporting obligations, if you are eligible to do so.

Exhibits

2. We note your response to comment 4 of our letter dated May 24, 2013 and your indication that you will file as an exhibit the agreement with your beverage architect. Pursuant to Item 601(b)(10) of Regulation S-K, please file the agreement with your beverage architect as an exhibit in your next amendment.

Exhibit 99.01 Audited Financial Statements for NuZee Co., Ltd.

Statements of Cash Flows, page F-5

3. We have reviewed your response to comment 5 in our letter dated July 18, 2013. Although you indicate that the entire $80,422 inventory impairment during the period ended September 30, 2012 resulted from inventory purchased from related parties, we note that your related party footnote on page F-10 discloses only $10,454 of skin care products purchased from an entity controlled by your majority shareholder. Please disclose all related party transactions in the related party footnote and clearly disclose that the inventory impairment related to inventory purchased from a related party. Please name all involved related parties and specify if they are entities controlled by your majority shareholder. Also tell us if these inventory purchases were made at prices more or less favorable to you than available on the market including how you arrived at your conclusion. We may have further comment.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director